Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio to earnings to fixed charges)

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed charges:
Interest expense	$191	$314	$349	$453	$488
Amortization of debt issue expense	2	4	3	13	2
Estimated interest within rental expense	8	7	7	7	7
Total fixed charges	$201	$325	$359	$473	$497

Earnings:
Income (loss) before income taxes less equity in income (loss) of investments	$84	$449	$191	$(132)	$187
Fixed charges	201	325	359	473	497
Earnings	$285	$774	$550	$341	$684
Ratio of earnings to fixed charges	$1.42	$2.39	$1.53	$0.72	$1.38
Excess (deficiency) of earnings to fixed charges	$84	$449	$191	$(132)	$187
The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income taxes less equity in the income (loss) of investments plus fixed charges. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense) and the preference securities dividend requirement of consolidated subsidiaries.